                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            AXSYS TECHNOLOGIES, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    054615109
                    -----------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 10 PAGES
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

                                    SCHEDULE 13G

CUSIP NO. 054615109                                           PAGE 2 OF 10 PAGES

- ------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
       (Entities Only)

         Axsys Technologies, Inc. 401(k) Retirement Plan
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
- ------------------------------------------------------------------------------
      NUMBER OF          5. SOLE VOTING POWER                          - 0 -
      SHARES            ------------------------------------------------------
      BENEFICIALLY       6. SHARED VOTING POWER                        206,192
      OWNED BY          ------------------------------------------------------
      EACH               7. SOLE DISPOSITIVE POWER                     - 0 -
      REPORTING         ------------------------------------------------------
      PERSON WITH        8. SHARED DISPOSITIVE POWER                   206,192
- ------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 206,192
- ------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                          [ ]
- ------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 5.0%
- ------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)                       EP
- -------------------------------------------------------------------------------


                                    SCHEDULE 13G

CUSIP NO. 054615109                                           PAGE 3 OF 10 PAGES

- ------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
       (Entities Only)

         David L. Concannon, as Co-Trustee under Axsys Technologies, Inc.
        401(k) Retirement Plan
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
- ------------------------------------------------------------------------------
      NUMBER OF          5. SOLE VOTING POWER                          - 0 -
      SHARES            ------------------------------------------------------
      BENEFICIALLY       6. SHARED VOTING POWER                        206,192
      OWNED BY          ------------------------------------------------------
      EACH               7. SOLE DISPOSITIVE POWER                     - 0 -
      REPORTING         ------------------------------------------------------
      PERSON WITH        8. SHARED DISPOSITIVE POWER                   206,192
- ------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 206,192
- ------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                          [ ]
- ------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 5.0%
- ------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)                       EP
- -------------------------------------------------------------------------------


                                  SCHEDULE 13G

CUSIP NO. 054615109                                           PAGE 4 OF 10 PAGES

- ------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
       (Entities Only)

         Raymond F. Kunzmann, as Co-Trustee under Axsys Technologies, Inc.
        401(k) Retirement Plan
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
- ------------------------------------------------------------------------------
      NUMBER OF          5. SOLE VOTING POWER                          - 0 -
      SHARES            ------------------------------------------------------
      BENEFICIALLY       6. SHARED VOTING POWER                        206,192
      OWNED BY          ------------------------------------------------------
      EACH               7. SOLE DISPOSITIVE POWER                     - 0 -
      REPORTING         ------------------------------------------------------
      PERSON WITH        8. SHARED DISPOSITIVE POWER                   206,192
- ------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 206,192
- ------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                          [ ]
- ------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 5.0%
- ------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)                       EP
- -------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Axsys Technologies, Inc.


Item 1(b)       Address of Issuer's Principal Office:

                910 Sylvan Avenue, Suite 180
                Englewood Cliffs, NJ  07632


Item 2(a)       Name of Persons Filing:

                (i)   Axsys Technologies, Inc. 401(k) Retirement Plan
                      (the "Plan")

                (ii) David L. Concannon, as Co-Trustee under Axsys Technologies, Inc. 401(k) Retirement Plan

                (iii) Raymond F. Kunzmann, as Co-Trustee under Axsys
                      Technologies, Inc. 401(k) Retirement Plan


Item 2(b)       Address of Principal Business Office, or, if none, Residence:

                910 Sylvan Avenue, Suite 180
                Englewood Cliffs, NJ  07632


Item 2(c)       Citizenship:

                (i)    Delaware

                (ii)   United States

                (iii)  United States


Item 2(d)       Title of Class of Securities:

                Common Stock, par value $.01 per share


Item 2(e)       CUSIP Number:

                054615109


                             PAGE 5 OF 10 PAGES

Item 3          If this Statement is filed pursuant to Rule 13d-1(b), or
                          13d-2(b) or (c), check whether the person filing is a:

                          (a) [ ]  Broker or dealer registered under Section 15
of the Exchange Act;

                          (b) [ ]  Bank as defined in Section 3(a)(6) of the
Exchange Act;

                          (c) [ ] Insurance company as defined in Section
3(a)(19) of the Exchange Act;

                          (d) [ ] Investment company registered under Section 8
of the Investment Company Act;

                          (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

                          (f) [X] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);

                          (g) [ ] A parent holding company or a control person
in accordance with Rule 13d-1(b)(1)(ii)(G);

                          (h) [ ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act;

                          (i) [ ] A church plan that is excluded from the
definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                          (j) [ ]  Group, in accordance with Section
13d-1(b)(1)(ii)(J).

                          If this statement is filed pursuant to Rule 13d-1(c),
check this box. [ ]


                               PAGE 6 OF 10 PAGES

Item 4          Ownership:

                (a) Amount Beneficially Owned as of December 31, 1998:

                    206,192 shares

                (b) Percent of Class:

                    5.0%

                (c) Number of shares as to which person has

                    (i)   sole power to vote or to direct the vote:

                          -0-

                    (ii)  shared power to vote or to direct the vote:

                          206,192

                    (iii) sole power to dispose or to direct the disposition
                          of:

                          -0-

                    (iv) shared power to dispose or to direct the disposition of

                          206,192


Item 5          Ownership of Five Percent or Less of a Class

                Not Applicable


Item 6          Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable


Item 8          Identification and Classification of Members of the Group.

                Not Applicable


                               PAGE 7 OF 10 PAGES
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Item 9          Notice of Dissolution of Group.

                Not Applicable

Item 10         Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 1999        Axsys Technologies, Inc. 401(k) Retirement Plan


                           by: /s/ David L. Concannon
                               --------------------------------------
                               David L. Concannon, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                           by: /s/ Raymond F. Kunzmann
                               --------------------------------------
                               Raymond F. Kunzmann, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                               /s/ David L. Concannon
                               --------------------------------------
                               David L. Concannon, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                               /s/ Raymond F. Kunzmann
                               --------------------------------------
                               Raymond F. Kunzmann, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                               PAGE 8 OF 10 PAGES

                                  EXHIBIT INDEX

         Exhibit No.                     Description

             1                           Joint Filing Agreement

                               PAGE 9 OF 10 PAGES